September 29, 2009



Securities and Exchange Commission			VIA EDGAR and  FEDEX
Division of Investment Management
 Attn: Ellen Sazzman
100 "F" Street NE
Washington, D.C.   20549-4644

Re:  	Comments to Registration Statements on Form N-4
	Symetra Life Insurance Company ("Symetra")
	Symetra Separate Account C
	File Nos:  333-158141/811-08052

Dear Ms. Sazzman:

Symetra Life Insurance Company ("Symetra") is providing this response to the staff's September 18, 2009 telephonic comments to the above-referenced filing on Form N-4. Enclosed with this response is a redline prospectus showing only the changes made in response to the staff's September 18th comments. This responsive letter has been filed on EDGAR as correspondence for the above-referenced filing.

The following repeats the staff's comments and is followed by our response to those comments. Along with the changes made in response to staff comments, Symetra has also made other minor changes to the registration statement and those changes are also described in the applicable sections noted below.

  1.	Outside Front Cover Page

		- 	Symetra has changed  the date for the prospectus
			and Statement of Additional Information to November 1, 2009. We believe this is sufficient time to resolve any comments with the staff as well as complete our independent auditor review and prepare the documents for filing and printing.

  2.	Fee Table

	a.	Please explain how the Contractholder provides
consideration for the Contract. Please provide an explanation as to why only Certificate level charges are provided in the fee table and provide a sample Contract.

		-	The Contractholder provides consideration for the
			Contract by providing the completed application for the Contract and forwarding the initial Purchase Payment to us on behalf of the Participant to fund the Contract. We agree to establish a Participant-level account for each Participant that has enrolled in the Plan and allocate Purchase Payments in accordance with the Participant's investment instructions. Symetra has provided a specimen copy of the Contract with this response.

			Each prospective Participant is provided with a prospectus explaining the fees and charges that will impact his or her investment in the Contract. Because the Contract is divided into Participant-level accounts and funded by the Purchase Payments (typically consisting of employee salary deferrals or employer contributions) allocated to each Participant Account, the fees and charges impact the Participant Account Value. In addition the Plans will generally allow Participants to "self-direct" their investments. Therefore, Symetra believes it is important that the prospectus explain the fees and charges on a Certificate level because it is the Participant who selects the investments and is assessed the fees and charges that impact the Participant Account Value. The Contract Value is the sum of all Participant Account Values but no other Contract-level charges are assessed. Symetra has included with our response a sample of another insurer's registered group variable annuity prospectus that also explains the fees and charges in the Fee Table at the certificate level. See page 9 of the Horace Mann "Qualified Group Annuity Separate Account Prospectus."

	b.	Please revise footnote 3 to clarify that the surrender
charge may not apply to partial withdrawals under certain circumstances.

		-	We have revised footnote 3 to clarify that the
			surrender charge may not apply to partial withdrawals under certain circumstances.

	c.	Please disclose that the loan net interest rate of 2.5% is
an annual rate.  Please also make this disclosure in footnote 7.

		-	We have  disclosed that the loan net interest rate is
			an annual rate. We have added this disclosure to footnote 7 as well.

	d.	Please provide a  separate line item  to disclose the total
separate account annual expenses for Participants who allocate investments to the Calvert Portfolios.

		-	Symetra has added a separate line item for the Sub-
			account fund facilitation fee applicable to the Calvert Portfolios and disclosed the total separate account annual expenses for Participants who allocate to the Calvert Portfolios.

	e.	Please clarify the second sentence of footnote 9.

		-	Symetra has revised footnote 9 to better describe the
			applicable Sub-account fund facilitation fee for the Vanguard and Calvert portfolios.
Examples

	f.	Please confirm that the examples will be calculated using the applicable Sub-account fund facilitation fee.

		-	The examples are calculated using the highest fees
			and expenses and the lowest fees and expenses.   If
			a Vanguard or Calvert Portfolio has the highest or lowest fees and expenses, the applicable Sub-account fund facilitation fee will be used in calculating the examples and its inclusion will be added to the introductory paragraph. The Sub-account fund facilitation fee will not be included in calculating the examples if a Portfolio not subject to the fee has the highest or lowest fees and expenses.

  3.	Eligible Plans

	Symetra has clarified the description of 457 Plans here and in
	Section 8 - Taxes.

  4.	Purchase Payments

	Symetra has added disclosure to the opening paragraph regarding the maximum Participant age allowed under the Certificates.

  5.	Fixed Payments

	a.	Please  clarify the Fixed Payments section to better
describe how the fixed payment amount is determined. Please add disclosure regarding the assumed interest rate as described under Item 8 of the Form N-4.

		-	Symetra has clarified this section by revising the
			description of how the fixed payment amount is
			determined.    We have added disclosure regarding
			the fixed annuity purchase rate table shown in the Certificates and disclosed the assumed effective interest rate factored into the table.

  6.	Investment Options

	Symetra is continuing to update the information regarding the Portfolios available under the Contract. Prior to filing a pre-effective amendment, Symetra will complete this table with information supplied by the Portfolio companies. Symetra has added disclosure for Vanguard's fund of funds.

  7.	Fixed Account

	a.	Please add the phrase "the amount" to the parenthetical in
the first sentence of the fifth paragraph of this section.

		-	Symetra has added the phrase "the amount" to the
			parenthetical in the first sentence of the fifth paragraph of this section.

	b.	Please add a cross reference to the Transfers Among Sub-
accounts and the Fixed Account section to the last paragraph of this section.

		-	Symetra has added the cross reference to the last
			paragraph of this section.

  8.	Transfers Among Sub-Accounts and the Fixed Account

	a.	Please clarify the last sentence of the second paragraph
of this section.

		-	Symetra has revised the last sentence of the second
			paragraph of this section to clarify that the amounts of all previous transfers are subtracted from the current 20% amount to determine the amount available for transfer.

  9.	Charges and Expenses

	a.	Please clarify the second to last sentence of the Sub-
account fund facilitation fee section to better describe what fee will be imposed if a Participant is invested in both the Vanguard and Calvert portfolios.

		-	If  a Participant is invested in both the Calvert
			Portfolios and the Vanguard Portfolios, the applicable Sub-account fund facilitation fee would be charged
			on the portion of the Participant Account Value allocated to that Portfolio. The 0.10% fee would
			be charged against the Participant Account Value invested in the Calvert Portfolios and the 0.25% fee would be charged against the Participant Account
			Value allocated to the Vanguard Portfolios.   We
			have revised this disclosure to the Sub-account fund facilitation fee paragraph on page 26.

	b.	Please disclose the net loan interest rate in the Loan Charges and Interest Rates section. Please also revise the disclosure regarding the loan interest rate charged to be a maximum rate rather than a guaranteed rate.

		-	Symetra has added disclosure regarding the net loan
			interest rate to this section and described the loan interest rate charged as a maximum rate.

	c.	Please clarify the second sentence of the Surrender Charge
section and clarify in the second sentence after the Surrender Charge table that the surrender charge is deducted from the total withdrawal upon total surrender of the Certificate.

		-	Symetra has revised both  sentences of the Surrender
			Charge section.

	d.	Please clarify the second  sentence of the second paragraph
of the Surrender Charge section. Please explain the phrase "including the amount deducted for the surrender charge" in the description of how the surrender charge is stated. The current disclosure implies there is a surrender charge on the surrender charge.

		-	The surrender charge is stated as a percentage of
			the amount withdrawn.     We have deleted the phrase
			"including the amount deducted for the surrender charge" in the second sentence of this second paragraph of this section.

	e.	Please add a reference to Section 6 -- Repetitive Withdrawals to the second to last bullet under the disclosure that addresses when the surrender charge will be eliminated under certain circumstances.

		-	Symetra has added this reference to the second to
			last bullet on page 26.

  10.	Partial Withdrawals

	a.	Please disclose whether a Participant will be provided notice prior to the Participant Account being distributed if a withdrawal causes the Participant Account Value to fall below $2,000.

		-	Prior to distributing a withdrawal to a Participant
			that would cause the Participant Account Value to fall below $2,000, we will notify the Participant. We have added this disclosure under the Partial Withdrawal section on page 28 and under Repetitive Withdrawals on page 29.
  11.	Loans

	a.	Please explain what is meant by "foreclose on the Participant
Account Value" in the second sentence of the last paragraph of the Loan section.

		-	Symetra has removed the disclosure regarding
			foreclosing on the Participant Account Value and limited the discussion on defaulted loans.

  12.	Death Benefit

	a.	Please clarify what loan charges will impact the calculation of the death benefit.

		-	Symetra has clarified that any outstanding annual
			loan maintenance charge will impact the calculation of the death benefit. This disclosure can be found on page 31.

	b.	Please revise the second sentence under the Guaranteed
Minimum Death Benefit regarding the timing of when the proportional deduction for withdrawals and charges is made.

		-	Symetra has clarified this sentence.

	c.	Please restore the disclosure removed on page 31 regarding
the death benefit  for a Participant age 75 or older at the time of death.

		-	Symetra has added this disclosure back to the
			prospectus.

	d.	In Example Two under Death of Participant Prior to Annuity
Date, please clarify the first sentence to disclose the facts used in the example.

		-	Symetra has revised the first sentence to disclose
			the facts used in the example.

  13.	Payment of Death Benefit

	a.	Please clarify in  the fourth paragraph under  this section
what charges will continue to impact the Participant Account Value after the death benefit calculation is made but before the death benefit is paid.

		-	Symetra has clarified  the fees that will continue
			to impact the Participant Account Value prior to the death benefit being paid.

Symetra has also added disclosure to the description of payment of the death benefit after the 6-month anniversary of death. This disclosure can be found on page 31.

  14.	Other Information

	a.	Please restore the disclosure regarding the August 2, 2004
ownership change of Safeco Life Insurance Company. This disclosure was previously in the July version of the registration statement.

		-	Symetra has added the disclosure regarding the
			August 2, 2004 ownership change of Safeco Life Insurance Company to this section.

  15.	Tandy Representation

	In connection with comments made by the Commission to the above referenced filing, Symetra Life Insurance Company on behalf of Symetra Separate Account C acknowledges that:

		-	The Separate Account is responsible for the
			adequacy and accuracy of the disclosures in the filings;

		-	The Staff's comments or suggested changes to the
			disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

		-	The Separate Account may not assert staff comments
			as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please contact me at (425) 256-5026 to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.


Sincerely,
/s/ Jacqueline M. Veneziani
Jacqueline M. Veneziani
Senior Counsel
Symetra Life Insurance Company
Jacquie.veneziani@symetra.com
(425) 256-5026 Phone
(425) 256-6080 Fax

Enc.